UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Jiang Yongzhi
	Name:	Jiang Yongzhi
	Title:	Joint Company Secretary
Dated: May 17, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated May 17, 2010, entitled “CNOOC Ltd. Announces the Signing of Technical Service Contract for Missan Oil Fields in Iraq”.

For Immediate Release

CNOOC Ltd. Announces the Signing of Technical Service Contract for Missan Oil Fields in Iraq

(Hong Kong, May 17, 2010) - CNOOC Limited (“the Company" or “CNOOC Ltd,” NYSE: CEO, SEHK: 883) is pleased to announce today that, the Company, via its wholly owned subsidiary -- CNOOC International Limited, together with Turkish Petroleum Corporation (TPAO), have signed a technical service contract (“TSC”) for the development and production of the Missan Oil Fields within Iraq.

The Missan Oil Fields are located in the southeast of Iraq, about 350 kilometers southeast of Baghdad.

The TSC has a contract term of 20 years and the Company has undertaken to increase the daily production of the Missan Oil Fields to 450,000 barrels within six years.

The Company will earn US$ 2.3 per barrel on the incremental oil production once the daily production has been raised by 10 percent from its current level and will recover its expenditure through a cost recovery mechanism.

According to the TSC, the Company acts as the operator and holds 63.75% participating interest while TPAO holds 11.25%. Iraqi Drilling Company, a local Iraqi company, holds the remaining 25% in the project.

Mr. Fu Chengyu, Chairman and CEO of the Company welcomed the signing of the TSC and commented, “It is a great pleasure to participate in rebuilding Iraqi’s oil industry together with TPAO. CNOOC Ltd and its partner will carry out an active investment plan on the development of the Missan Oil Fields, to increase the production level for the benefits of all parties.”

TSC will be effective subject to a few pre-conditions including the approval from Iraq.

- End –

Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on April 23, 2010.
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For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com